PRIVILEGED AND CONFIDENTIAL
ATTORNEY WORK PRODUCT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)
NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))
Common Shares

(Title of Class of Securities)
66987E206

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1) $1,020,858,842.43	Amount of Filing Fee(2) $109,231.92
(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction valuation has been estimated on the basis of the securities to be acquired in the United States only. The number of securities to be acquired in the United States has been estimated on the basis of the aggregate trading volume on the national securities exchanges in the United States over the 12 calendar month period prior to August 1, 2006 as a percentage of the total aggregate volume on the national securities exchanges in both the United States and Canada over the same period.

(2)	The amount of the Fee has been calculated in accordance with Rule 0-11 of the Exchange Act and based on (a) 70,404,058, which is the estimated number of NovaGold common shares to be acquired in the United States on a fully diluted basis as of August 3, 2004, and (b) $14.50, which is the per share tender offer price.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $109,231.92
Form or Registration No.: Schedule TO
Filing Party: Barrick Gold Corporation
Date Filed: August 4, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 4, 2006 (as so amended, the “Schedule TO”) filed by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).
     The Schedule TO relates to the offer by Barrick to purchase all of the issued and outstanding common shares of NovaGold Resources Inc., a company existing under the laws of the Province of Nova Scotia (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of NovaGold (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share.
     The Offer is subject to the terms and conditions set forth in Barrick’s offer and related circular dated August 4, 2006 (the “Offer and Circular”), as supplemented by the Notice of Change in Information, dated September 1, 2006, and as amended by the Notice of Extension, dated September 15, 2006, filed herewith as Exhibit (a)(1)(G) (the “Notice of Extension”).
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Notice of Extension, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 9 and 11 of the Schedule TO and is supplemented by the information specifically provided herein.
     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 4.  Terms of the Transaction
     By delivery of the Notice of Extension to the Depositary, Barrick formally amended the Offer in order to, among other things, extend the Offer to 6:00 p.m. (Toronto Time) on September 29, 2006.
Item 12.  Exhibits.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description
(a)(1)(G)	Notice of Extension, dated September 15, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary

	Date:	September 18, 2006

EXHIBIT INDEX

Exhibit	Description
(a)(1)(G)	Notice of Extension, dated September 15, 2006